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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

SEC FILE NUMBER
8- 66742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Anovest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Shallowford Road, Suite 220
(No. and Street)

Marietta	**GA**	**30062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Athanasios N. Bafas**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Anovest Financial Services, Inc., as

of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President.

Title

Notary Public


ANNE T HESTVEDT
Notary Public
Cherokee County
State of Georgia
My Commission Expires Jul 27, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ANOVEST FINANCIAL SERVICES, INC.

Financial Statements For the Year Ended
December 31, 2015
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders of
Anovest Financial Services, Inc.

We have audited the accompanying financial statements of Anovest Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Anovest Financial Services, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anovest Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Anovest Financial Services, Inc. financial statements. The information is the responsibility of Anovest Financial Services, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2016
Atlanta, Georgia



RUBIO CPA, PC

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	3,435
Receivable from broker-dealers and mutual funds		17,335
Deposit with clearing broker		15,000
Other assets		6,483
Total assets	$	42,253

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	16,479
Deferred Taxes		700
Total liabilities		17,179
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 500 shares authorized, issued and outstanding		500
Additional paid-in capital		38,067
Retained earnings		(13,493)
Total stockholders' equity		25,074
Total liabilities and stockholders' equity	$	42,253

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2015

REVENUES		
Commissions	$	382,260
Other Revenue		28,609
Total revenue		410,869
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		248,992
Clearing costs		89,205
Occupancy		22,844
Other operating expenses		70,780
Total expenses		431,821
INCOME (LOSS) BEFORE INCOME TAXES	$	(20,952)
INCOME TAX BENEFIT		3,500
NET INCOME (LOSS)		(17,452)

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(17,452)
Noncash items included in net income		
Deferred tax benefit		(3,500)
Decrease in due from broker-dealers and mutual funds		10,383
Decrease in other assets		1,660
Decrease in payables and accrued expenses		(2,111)
NET CASH USED BY OPERATING ACTIVITIES		(11,020)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(11,020)
CASH AND CASH EQUIVALENTS:		
Beginning of year		14,455
End of year	$	3,435

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 500	$ 38,067	$ 3,959	$ 42,526
Net income(loss)			(17,452)	(17,452)
Balance, December 31, 2015	$ 500	$ 38,067	$ (13,493)	$ 25,074

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in June 2004. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward and the use of the cash basis accounting for income tax purposes.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and states of Georgia and New York jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — LEASES

Operating leases: The Company occupies office premises owned by its stockholders (See Note G). In addition, the Company leases a vehicle from a stockholder under a month-to-month rental agreement.

Rent expense for the year ended December 31, 2015 under the related party premises and vehicle leases was approximately $34,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $17,117 which was $12,117 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .96 to 1.0.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$(200)
Deferred income tax expense (benefit)	(3,300)
Income tax expense (benefit)	$(3,500)

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE D — INCOME TAXES (CONTINUED)

The Company's current income tax benefit differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes due to use of cash basis reporting for income tax purposes and non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2015 relate primarily to a net operating loss carryforward and use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of December 31, 2015 consisted of the following:

Deferred tax asset arising from net operating loss carryforward	$(2,700)
Deferred tax liability arising from accrual to cash timing difference	3,400
Net deferred tax liability	$ 700

At December 31, 2015, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income arising in future years of approximately $9,000 that begins to expire in 2030.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.

NOTE G — RELATED PARTIES

The Company has a rental agreement with its stockholders. The rental agreement, which may be cancelled at any time, requires that the Company pay the stockholders for the use of office premises and 60% of utilities, insurance, real estate taxes and assessments. The amount paid pursuant to the office space rental agreement for 2015 was approximately $17,000.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE G — RELATED PARTIES (CONTINUED)

In addition, the Company leases a vehicle from a stockholder under the terms of a month to month rental agreement. (See Note B).

NOTE H — RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary. Employer contributions accrued and expensed for 2015 were $5,000.

NOTE I — CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Anovest Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Anovest Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Anovest Financial Services, Inc. stated that Anovest Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Anovest Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anovest Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2016
Atlanta, GA



RUBIO CPA, PC


Anovest
FINANCIAL SERVICES Inc.

BROKER DEALERS ANNUAL EXEMPTION REPORT

Anovest Financial Services, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Anovest Financial Services, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Anthanasios N. Bafas
January 23, 2016

Anovest Financial Services, Inc
3225 Shallowford Road, Suite 220
Marietta, Georgia 30062
T 770.971.7117
F 770.971.7236
800.927.9205
www.anovest.com
Member FINRA, MSRB & SIPC

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholders' equity	$	25,074
Less non-allowable assets:		
Other assets		(6,483)
Accounts receivable — non-allowable		(1,474)
		(7,957)
Net capital before haircuts		17,117
Less haircuts		
Net capital		17,117
Less required capital		(5,000)
Excess net capital	$	12,117
Aggregate indebtedness, liabilities less deferred taxes	$	16,479
Ratio of aggregate indebtedness to net capital		.96 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015.

There is no difference between net capital as reported in Part II of Form X-17a-5, as amended on February 9, 2016, and net capital as reported above.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.